December 10, 2010

VIA EDGAR -- FORM DEL AM

U.S. Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549

Re:   Delaying Amendment for Nationwide Mutual Funds Registration Statement on Form N-14 (File No. 333-170575)

Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933 (the “Securities Act”), as amended, on behalf of Nationwide Mutual Funds (the “Registrant”), we hereby file a delaying amendment with respect to Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) (File No. 333-170575) relating to the reorganization of the Nationwide Large Cap Value Fund into the Nationwide Fund, both series of the Registrant.  The Registration Statement was filed with the Securities and Exchange Commission on November 12, 2010 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the Township of Upper Merion and the Commonwealth of Pennsylvania on the 10th day of December, 2010.

No fees are required in connection with this filing.  If you have any questions or comments in connection with this delaying amendment, please call Peter Hong at Stradley Ronon Stevens & Young LLP, at 202-419-8429.

Sincerely,

/s/ Allan J. Oster
Allan J. Oster
Assistant Secretary
Nationwide Mutual Funds